New  Dynamic  Marketing,  Inc.
211  East  Prospect  Road
Oakland  Park,  Florida  33334


September  14,  2004


United  States  Securities  and  Exchange  Commission
Washington  D.C.  20549

Re: New Dynamic Marketing, Inc. Registration Statement on Form SB-2 File No. 333-110836 Filed: November 28, 2003

To  whom  it  may  concern:

New Dynamic Marketing, Inc. hereby withdraws its registration statement filed on form SB-2 with the Securities and Exchange Commission on November 28, 2003. The Company withdraws its statement so that it can have sufficient time to review and possibly amend the statement prior to effectiveness. The Company has not offered or sold securities pursuant to this registration. We feel it is in the best interest of the public that this action is taken.



Thank  You,


/s/  Lee  H.  Schwuchow
-----------------------
Lee  H.  Schwuchow,  President